FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For May 29, 2007

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

Business House F, Level 2

RBS, Gogarburn, PO Box 1000

Edinburgh EH12 1HQ, DEPOT CODE: 045

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 29, 2007

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ H Campbell
Name:	H Campbell
Title:	Head of Group Secretariat

Enclosures:

1.	Joint presentation to analysts by RBS, Fortis and Santander dated May 29, 2007

2.	RBS website pages dated May 29, 2007

FORTIS

RBS

The Royal Bank of Scotland Group

Santander

UK002CPP 29/05/2007 15:31 Strictly confidential Proposed Offer for ABN AMRO Superior Value for Shareholders Significant Benefits for Customers and Employees 29 May 2007 Enclosure No. 1

Slide 2
UK002CPP 29/05/2007 05:07
Important Information
In connection with the proposed Offer, RBS expects to file with the SEC a Registration Statement on Form F-4, which will constitute a prospectus, and the Banks expect to file with the SEC a Tender Offer Statement on Schedule TO and other relevant materials. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE PROPOSED OFFER IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY
WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a copy of such documents, without charge, at the SEC's website (http://www.sec.gov) once such documents are filed with the SEC.
Copies of such documents may also be obtained from each Bank, without charge, once they are filed with the SEC.
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This press release is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933, as amended, or an exemption therefrom.
Capitalised terms used but not otherwise defined herein shall have the respective meanings ascribed thereto in the Press Release issued by Fortis, RBS and Santander on 29 May (the “Press Release”).
Forward-Looking Statements
This announcement includes certain "forward-looking statements". These statements are based on the current expectations of the Banks and are naturally subject to uncertainty and changes in certain circumstances. Forward-looking statements include any statements related to the benefits or synergies resulting from a transaction with ABN AMRO and, without limitation, statements typically containing words such as "intends", "expects", "anticipates", "targets", "plans", "estimates" and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements.
These factors include, but are not limited to, the presence of a competitive offer for ABN AMRO, satisfaction of any pre-conditions or conditions to the proposed Offer, including the receipt of required regulatory and anti-trust approvals, the successful completion of the Offer or any subsequent compulsory acquisition procedure, the anticipated benefits of the proposed Offer (including anticipated synergies) not being realized, the separation and integration of ABN AMRO and its assets among the Banks and the integration of such businesses and assets by the Banks being materially delayed or more costly or difficult than expected, as well as additional factors, such as changes in economic conditions, changes in the regulatory environment, fluctuations in interest and exchange rates, the outcome of litigation and government actions. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. None of the Banks undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.
Other Information
Merrill Lynch International, which is authorised and regulated in the United Kingdom by the Financial Services Authority (the “FSA”), is acting as financial adviser to Fortis, RBS and Santander and as underwriter for
Fortis, RBS and Santander, and is acting for no one else in connection with the proposed Offer, and will not be responsible to anyone other than Fortis, RBS and Santander for providing the protections afforded to customers of Merrill Lynch International nor for providing advice to any other person in relation to the proposed Offer.
Fortis Bank SA/NV, which is authorised and regulated in Belgium by the Compagnie Bancaire Financière et des Assurances, Greenhill & Co. International LLP, which is authorised and regulated in the United
Kingdom by the FSA and Fox-Pitt, Kelton Ltd, which is authorised and regulated in the United Kingdom by the FSA are acting as financial advisers to Fortis. Fortis Bank SA/NV, Greenhill & Co. International LLP and
Fox-Pitt, Kelton Ltd are acting for no one else in connection with the proposed Offer, and will not be responsible to anyone other than Fortis for providing the protections afforded to their respective customers nor for providing advice to any other person in relation to the proposed Offer. Fortis Bank SA/NV and Greenhill & Co. International LLP are acting as financial adviser in connection with the transaction and Fox-Pitt, Kelton
Ltd is acting as financial adviser in connection with the financing of the transaction.
The Royal Bank of Scotland plc, which is authorised and regulated in the United Kingdom by the FSA, is acting as financial adviser to RBS and is acting for no one else in connection with the proposed Offer, and will not be responsible to anyone other than RBS for providing the protections afforded to customers of The Royal Bank of Scotland plc nor for providing advice to any other person in relation to the proposed Offer.
Santander Investment, S.A., which is authorised and regulated in Spain by the Banco de España and the Comisión Nacional del Mercado de Valores, is acting as financial adviser to Santander and is acting for no one else in connection with the proposed Offer, and will not be responsible to anyone other than Santander for providing the protections afforded to customers of Santander Investment, S.A. nor for providing advice to any other person in relation to the proposed Offer.
NIBC Bank N.V., which is authorised and regulated in the Netherlands by the AFM and DNB, is acting as financial adviser to Santander and is acting for no one else in connection with the proposed Offer, and will not be responsible to anyone other than Santander for providing the protections afforded to customers of NIBC Bank N.V. nor for providing advice to any other person in relation to the proposed Offer.
Any Offer made in or into the United States will only be made by the Banks and/or RFS Holdings directly or by a dealer-manager that is registered with the SEC.

FORTIS

RBS
The Royal Bank of Scotland Group

Santander

Slide 3
UK002CPP 29/05/2007 04:19
Offer Rationale
• Good businesses and customer
franchises in attractive markets
• Widely spread across many products
and geographies
• Organisational complexity
• Acknowledged need for partner
…Which the Banks Can Meet
Substantial value creation for all shareholders
Significant benefits for customers and employees
• Comprehensive strategic fit with ABN
AMRO across its activities
• Extensive knowledge of ABN AMRO’s
major markets
• Proven records of integrating large
scale acquisitions and growing their
own businesses
ABN AMRO Challenges

FORTIS

RBS
The Royal Bank of Scotland Group

Santander

Slide 4
UK002CPP 29/05/2007 09:47
Superior Value for Shareholders
• Create stronger businesses with enhanced market presence and growth prospects
• Clear cost saving opportunities
• Opportunities for sustainable increases in profitable revenue growth
Creates more certain transaction benefits
than with a single purchaser
• Projected synergies are based on achievable objectives

Slide 5
UK002CPP 29/05/2007 04:19
Proposed Offer Terms
(1) Including €1.00 in cash to be retained by the Banks pending resolution of the LaSalle Situation
(2) Based on RBS share price of 642.5p at the close of business on 25 May 2007
(3) Based on the price of Barclays ordinary shares of 712.5p at the close of business on 24 April 2007, the day before the Banks first announced details of their proposals including a price indication, and on the price of RBS Shares of 642.5p at the close of business on 25 May 2007
(4) Based on undiluted number of shares, as set out in Appendix IV of the Press Release
• €30.40 in cash plus 0.844 New RBS Shares for each ABN
AMRO Share
(1)
• Total of €38.40
(2)
per ABN AMRO Share, a 13.7% premium
(3)
to the value of Barclays’ proposed offer
• Proposed Offer approximately 79% in cash
• Proposed Offer values ABN AMRO at €71.1bn
(4)
• Capital raisings fully underwritten; no financing conditions

Slide 6
UK002CPP 29/05/2007 04:19
LaSalle Bank
• Proposed Offer pre-conditional / conditional (depending on timing) on:
– Dutch Supreme Court upholding preliminary ruling of Dutch
Enterprise Chamber
– ABN AMRO shareholders having declined to approve the Bank of
America Agreement
• €1.00 in cash will be deferred pending resolution of the LaSalle
Situation
• Banks would welcome opportunity of agreeing way forward with ABN
AMRO and Bank of America

Slide 7
UK002CPP 29/05/2007 04:51
Allocation of Businesses
• Fortis
– BU Netherlands (excluding former Dutch wholesale clients, Interbank and DMC Consumer
Finance)
– BU Private Clients globally
– BU Asset Management globally
• RBS
– BU North America including LaSalle
– BU Global Clients and wholesale clients in the Netherlands (including former Dutch wholesale clients) and Latin America (excluding Brazil)
– BU Asia (excluding Saudi Hollandi)
– BU Europe (excluding Antonveneta)
• Santander
– BU Latin America (excluding wholesale clients outside Brazil)
– Antonveneta
– Interbank and DMC Consumer Finance
• Shared Assets
– Private equity portfolio, stakes in Capitalia and Saudi Hollandi, and Prime Bank
– Head Office and central functions

Slide 8
UK002CPP 29/05/2007 09:50
Consideration
(1)
Share of
Consideration
Profit
Before Tax
(2)
Fortis  €24.0bn 33.8% €1.68bn
RBS  €27.2bn 38.3% €1.72bn
Share of Consideration and Profit
(1) Share of consideration including consideration for shared assets, as set out in Section 2 of the Press Release, and based on undiluted number of shares, as set out in
Appendix IV of the Press Release
(2) Excludes €0.05 billion of profit before tax relating to central functions and shared assets. These estimates are based on the 2006 Annual Report & Accounts of ABN AMRO adjusted for certain restructuring costs and other one-off or non-recurring items and on the estimates of the Banks. As the reorganisation of the ABN AMRO Group as set out above does not correspond precisely to the Business Unit definitions in ABN AMRO's 2006 Annual Report & Accounts, these estimates are not audited and may not be accurate. Further details on the calculation of these figures are set out in Appendix IV of the Press Release
Total €71.1bn 100.0% €4.95bn
Santander  €19.9bn 27.9% €1.55bn

FORTIS

RBS

The Royal Bank of Scotland Group

Santander

Slide 9
UK002CPP 29/05/2007 09:50
•
Unique opportunity to strengthen Benelux core competencies:
– Creates market leader with more than 10 million customers
– #1 in Benelux Retail and Commercial Banking
– Superior customer reach and skills in commercial banking
– Capitalising, as owner of the trademarks, on both ABN AMRO's and
Fortis' brand in NL
Strong Combined Businesses
Fortis
•
Extension of international wealth management growth engine:
– 3rd largest European private bank
– A dedicated, broad and differentiated offering
•
Expansion of asset management growth platform:
– Top tier asset manager with more than €300 billion AUM
– Larger geographic footprint and enhanced offering to third-party distributors

FORTIS

RBS
The Royal Bank of Scotland Group

Santander

Slide 10
UK002CPP 29/05/2007 04:19
•
Complementary and overlapping businesses:
– RBS Global Banking & Markets + ABN AMRO Global Wholesale
Businesses
– Citizens + LaSalle
– RBS + ABN AMRO International Retail Businesses
Strong Combined Businesses (continued)
RBS
•
Accelerates delivery of existing RBS objectives:
– Achieve global reach in corporate and institutional banking
– Develop strong position with US mid-corporates and commercials
– Expand presence and activities in Asia-Pacific
•
Strengthens RBS’s platform for growth outside UK

Slide 11
UK002CPP 29/05/2007 04:53
•
Brazil:
– Creates a top 3 bank by network and loans, benefiting from enhanced economies of scale
– High geographical and product complementarity between both franchises (Banco Real and Santander Banespa)
Strong Combined Businesses (continued)
Santander
•
Italy:
– Antonveneta is a strong franchise in an attractive market
– Potential to improve operating efficiency and commercial performance
(e.g. mortgage lending, consumer finance, mutual funds)
– Good platform from which to grow organically
•
Interbank and DMC (consumer finance in the Netherlands):
– Full integration into Santander Consumer Finance, which is already present in 14 European countries including the Netherlands

Slide 12
UK002CPP 29/05/2007 04:55
Orderly Business Reorganisation
•
Day 1
– ABN AMRO structurally unchanged; becomes a subsidiary of RBS, owned jointly by the Banks
– Focus on providing high quality service to customers and meeting regulatory requirements
•
Day 1-45
– Validate base-lined plan for synergies and separation
– Continue consultations with employee bodies and regulators
– Begin separation of business units
•
IT systems
– Transferred with the businesses they support
– The Banks will take advantage of opportunities to create greater economic value by sharing platforms
•
Central functions and shared assets
– Banks retain shared economic interest, managed for value

FORTIS RBS The Royal Bank of Scotland Group Santander

Slide 13
UK002CPP 29/05/2007 06:46
Orderly Business Reorganisation (continued)
BU Netherlands
BU North America ex LaSalle
BU Asia
BU Europe ex Antonveneta
ABN AMRO
Antonveneta Banco
Real
Private
Clients
Asset
Management
LaSalle

Slide 14
UK002CPP 29/05/2007 04:19
Benefits for Customers and Employees
•
Benefits for Customers
– Enhanced presence
– Increased product strengths
– Improved distribution capabilities
– Minimal disruption to customer-facing activities
•
Benefits for Employees
– Sustainable platforms for increased job creation
– Fair appointment process based on merit and competencies
– No significant increase in off-shored jobs
– Fewer current employees expected to be affected than in Barclays’
proposal
– Firm intention that job losses in the Netherlands will be through natural turnover, redeployment and voluntary redundancy

Slide 15
UK002CPP 29/05/2007 04:19
Integration Track Record
Transaction
Total Cost
Savings
Promised
Total Cost
Savings Delivered
Fortis Generale Bank €675m €861m (+28%)
RBS
NatWest £1,420m £2,030m (+43%)
Santander
Abbey National €300m
(1)
€425m (+42%)
(1) Promised by end of second year after completion of the transaction

Slide 16
UK002CPP 29/05/2007 04:19
Expected Transaction Benefits: Summary
Cost Savings
per Annum
Profit from
Revenue
Benefits per
Annum
Total
Transaction
Benefits per
Annum
Integration
Costs
By end
of 2010
€1.54bn €1.15bn €0.19bn €1.34bn
Fortis
€3.84bn €2.01bn €0.85bn €2.86bn
RBS
€1.00bn €0.86bn €0.18bn €1.04bn
Santander
€0.43bn €0.21bn - €0.21bn
Shared
Assets
€6.81bn €4.23bn €1.22bn €5.45bn
Total

Slide 17
UK002CPP 29/05/2007 04:56
Attractive Returns
(1) Adjusted for purchased intangibles amortisation
(2) Return on investment defined as profit after tax excluding amortisation of intangibles plus post-tax transaction benefits over consideration plus post-tax integration costs
(3) Adjusted for purchased intangibles amortisation and integration costs
(4) Expected 2010 earnings (including synergies) divided by consideration for ABN AMRO businesses plus NPV of amortisation of Antonveneta acquired intangibles
Fortis
RBS
Santander
Estimated 2010
EPS Accretion
4.3%
(1)
7.3%
(3)
5.3%
Estimated 2010
Return on Investment
11.2%
(2)
13.5%
(2)
12.7%
(4)

Slide 18
UK002CPP 29/05/2007 06:46
Next Steps
• July/August 2007, consistent with Dutch offer process:
– Publication of Offer documentation, prospectuses and circulars to shareholders of the Banks
– Extraordinary General Meetings of shareholders of the Banks in connection with the transaction
– Extraordinary General Meeting(s) of ABN AMRO shareholders to consider the Offer
– Equity fundraisings by Fortis and Santander
• Completion targeted for Q4 2007
Note: The order and timing of the events above are illustrative only and are subject to change

Slide 19 UK002CPP 29/05/2007 04:19

Slide 20
UK002CPP 29/05/2007 05:04
Fortis-ABN AMRO: Top Player in Europe set for Growth
• More than 10 million retail banking clients
• 2,500 retail branches in Europe, 145 Business Centres
• Total AuM: ~ €500bn
• More than 80% of banking income in NII &
Commissions
• Continued commitment to achieve 30% of net profit
from outside Benelux
• More than 80,000 FTEs
% of FY 2006 Net Profit (pro forma)
Retail
Asset
Management
Commercial
Banking
Merchant
Banking
Insurance
16%
25%
4%
8%
23%
24%
Private Banking
Note: all data on this slide are pro forma, based on FY 2006 public information and company estimates
16,406
(10,357)
(518)
5,552
63.1%
10,324
(6,315)
(158)
4,352
61.2%
6,082
(4,042)
(360)
1,200
66.5%
Total Revenues - Bank
Oper. Expenses - Bank
Loan Losses
Total Net Profit*
Cost/Income - Bank
Combined Fortis
ABN AMRO
businesses
FY 2006 (€m)
* Banking, Insurance and General, excluding asset management minorities
7.7
7.3 7.3
6.0
5.6
5.4
5.2
4.9 4.9
3.8
ING BNPP Santander DB Fortis-
ABN
AMRO
UCI SocGen CASA Intesa-
SPI
BBVA
FY 2006 Adjusted Net Profit (€bn)
1 2 3 4 5 6 7 8 9 10
* pre-merger with Capitalia
*
Highly Profitable and Sizeable
Top 5 in Eurozone
Well-balanced Business Mix
Key Figures

Slide 21
UK002CPP 29/05/2007 04:19
Clear Leader in Benelux Financial Services
• # 1 Commercial Banking
• # 1 Private Banking
• # 1 Funds
• # 1 Consumer Finance (incl. cards)
• # 2 SME Banking
• # 3 Retail Banking
• # 3 Insurance
• # 1 Commercial Banking
• # 1 Corporate Banking
• # 1 SME Banking
• # 2 Retail Banking
• # 2 Consumer Finance
• # 2 Insurance
• # 1 Retail Banking
• # 1 Commercial Banking
• # 1 Corporate Banking
• # 1 Insurance
• # 2 Private Banking
• # 2 SME Banking
• # 2 Funds
• # 2 Consumer Finance
Note: all data on this slide are pro forma, based on FY 2006 public information and company estimates
94,644 32,550 36,634 69,148 Personal financial
assets pool / Capita
(€)
59 60 82 27 Population
(million)
2.4% 2.1% 2.2% 2.4% Real GDP CAGR
2006-11 est.
31,395 29,212 27,967 32,304
GDP / Capita (€)
2006
UK France Germany Benelux
The Netherlands
Benelux: Attractive and Wealthy
Luxembourg
Belgium

Slide 22
UK002CPP 29/05/2007 04:19
Fortis + ABN AMRO =
Grow²
Net Profit
(€bn)
Benelux
CAGR = +30%
Outside Benelux
CAGR = +58%
2.0
2.9
3.4
0.4
0.6
0.9
2004 2005 2006
Total CAGR
+34%
2.4
3.5
4.4
EPS
growth
2006 … 2011
+12%
+13%
Fortis
stand-alone
Fortis
post-deal
20%
0%
Low High
10%
Competitive strength
20%
0%
Low Medium High
10%
Asset Management
Commercial Banking
Retail Banking Network
Private Banking
31% 37%
Pre-deal Post-deal
% of Banking income (excl. Other Banking)
Medium
… Supported by a Stronger Profit Base
•
Absolute size of revenues in growth engines almost
doubling to €6bn
•
Relative share of growth engines
rising from 31% to
37% of total banking revenues
• Competitive position of growth engines like Private
Banking and Asset Management firmly reinforced
•
Retail Banking Network, the recurring income and
profit generator, gains in importance and makes it
possible to fund additional international growth
Fortis Stand-alone Growth Track Record
Fortis + ABN AMRO: Growth Acceleration
Reinforcing our Growth Profile (2006 pro forma)
Extended Capacity for Growth Engines

Slide 23
UK002CPP 29/05/2007 04:19
Building Fortis’ Leading Banking Franchise in the NL
• Commercial Banking
– Leverage the strengths of the International Business Centre
Network for the Dutch client base
– Leverage Dutch market leadership on international network
– Apply the proven Enterprise & Entrepreneur solutions to the enlarged customer base
• Retail Banking
– Recognition of ABN AMRO’s strengths (positioning, brand,
approach) to the benefit of the customer
– Revenue enhancement focusing on high potential segments
– Cost optimization with clear multi-channel strategy
•
Commercial Banking
– Strong value creation, €143m synergies
– A full and dedicated service offering for each segment
– Exploit value added skills on enlarged customer base
– Reduce time to market (thanks to sharing of best practices)
• Retail Banking
– Strong value creation; €363m of synergies
– Complementary commercial approach, similar segmentation
– Applying Fortis state-of-the-art credit and risk management
– Beneficial for customers; integration into leading activities
Note: all data on this slide are pro forma, based on FY 2006 public information and company estimates
•
# 1 in Commercial Banking
– # 1 Cash Management
– # 1 Leasing
• # 3 in Retail Banking
– # 1 Consumer Finance (incl. cards)
– # 1 Funds
– # 2 Mortgages
– # 2 SME Banking
– # 3 Savings Accounts
Total Revenues
Oper. Expenses
Loan Losses
Net Profit
Cost/Income
Fortis**
* BU Netherlands figures, excluding former Dutch wholesale clients, Interbank and DMC Consumer Finance activities (based on consortium estimates)
**Including Commercial Banking, Corporate Banking, Leasing, Factoring, Retail
Banking, Direktbank, Consumer Finance + ALM
Combined
FY 2006 (€m)
ABN AMRO
businesses*
3,948
(2,531)
(320)
795
64.1%
1,172
(757)
232
64.5%
(93)
(3,288)
1,027
64.2%
(414)
5,120
Financial Data Combined Entity
Opportunities/Synergies
Clear Market Leader
Strategy – Going forward

Slide 24
UK002CPP 29/05/2007 04:19
Creation of a Leading European Asset Manager
•
True multi-product investment and structuring solutions
•
Autonomous investment centers for a broad range of asset
classes
•
Each investment center with core proprietary research
process designed specifically to extract alpha
•
100% accountability aimed at motivating investment
specialists to create alpha
•
Range of investment styles from traditional long-only to
long-short products focused on absolute return strategies
•
Common management philosophy and similar strategy
•
Strong product complementarities: highly diversified range
of strongly performing products
•
Firm European footprint combined with global reach and
scale
•
Deep pool of talent to lead and manage the combination
•
€160m synergy potential
•
Access to high growth markets and capabilities in high
growth product areas
Note: all data on this slide are pro forma, based on FY 2006 public information and company estimates
764
688
583
543
538
490
416
405
354
326
314
1,374
1 2 3 4 5 6 7 8 9 10 11 12
FY 2006 AuM (€bn)
Barc-
lays
Natixis DB UBS CS SGAM Fortis
+ ABN
BNP
AM
CASA ING AllianzAXA
Combined Fortis
ABN AMRO
businesses FY 2006 (€m)
1,092
(736)
-
(17)
236
67.4%
Total Revenues
Oper. Expenses
Loan Losses
Minorities
Net Profit
Cost/Income
347
(208)
-
(3)
98
59.9%
745
(528)
-
(14)
138
70.9%
Highly Profitable & Sizeable
A Winning Combination Top Tier European Asset Manager
Leading Provider of AM Solutions

Slide 25
UK002CPP 29/05/2007 04:19
Creation of a Top 3 European Private Bank
•
Service provider of choice for HNW and UHNW clients
•
Dedicated, broad and differentiated service offering
•
Leading position in Benelux and relevant presence in
international Private Banking centers
•
Part of a strong Financial Services provider
•
Strengthened European footprint and creation of strong growth platform in Asia
•
Close fit in service philosophy
•
Similar client segmentation and geographical focus
•
Leverage best practices and local market strengths into the
international network
•
€203m of synergies potential
•
Scale and strong Private Bank identity enable attraction,
development and retention of international talent
Note: all data on this slide are pro forma, based on FY 2006 public information and company estimates
UBS CS Fortis
+ ABN
DB Pictet HSBC Barc
-lays
BNPP CASA
1,220
487
221
189
182
176
138
130
104
88
LO-
DH
1 2 3 4 5 6 7 8 9 10
FY 2006 AuM (€bn)
2,092
(1,457)
(38)
456
221
69.6%
703
(474)
2
203
79
67.4%
1,389
(983)
(40)
253
142
70.8%
Total Revenues
Oper. Expenses
Loan Losses
Net Profit
AuM
Cost/Income
Combined Fortis FY 2006 (€m)
ABN AMRO
businesses
Highly Profitable & Sizeable
A Winning Combination Top 3 European Private Bank
One Integrated International Private Bank

Slide 26
UK002CPP 29/05/2007 04:19
Total Expected Pre-Tax Synergies of €1.3bn
Revenue synergies Cost synergies
Amount (€m) Total (%)
Rationale
Retail Banking
Netherlands
27%
363
Private Banking
15%
Total
100%
Asset
Management
12%
Overhead
18%
11%
Comm. Banking
Netherlands
• Optimize branch network
• Harmonize IT & Front-office application
• Combine & integrate common functions
• Optimize geographic coverage
• Combine & integrate common functions
• Leverage best practices in alternative
investments and credits
• Align investment processes
• Combine & integrate common functions:
Sales & Marketing, Middle office, IT, …
• 21% of relevant combined cost base,
or 28% of acquired ABN AMRO cost base
• €1,540m integration costs
• Conservative revenue synergies
• 3-year plan: target year 2010
• Rationalise central IT & Operations structure
• Streamline, leverage business centre network
• Reduce overlap in support functions
• Cross-sell skills, such as leasing & factoring
143
203
160
243
1,337
307
160 43
1,150 187
145
124 19
15
56
225
54 189
IT &
Operations
225 17%
• Optimize head office functions
• Enhance the yield on the investment portfolio

Slide 27
UK002CPP 29/05/2007 04:19
• Consideration for ABN AMRO Businesses €24.0bn
• 9.8 times estimated 2007 earnings + full post-tax benefits
(1)
• Financing: 60% rights issue, 20% non-equity Tier 1, 20% sale of assets, capital relief and debt
• Core Tier 1 ratio of at least 5.7% and Tier 1 ratio of at least 6.7% immediately after completion of the transaction
• Estimated Return on Investment of 11.2% in 2010
(2)(3)
• Estimated Accretion to Group earnings of 4.3% in 2010, with full synergies
(3)
• Accelerates Fortis’ cash EPS CAGR ’06-’11 by 1% to around 13%
Transaction financials
(1) Excluding shared assets
(2) Return on investment defined as profit after tax plus post-tax transaction benefits over consideration plus post-tax integration costs
(3) Adjusted for purchased intangibles amortisation

Slide 28
UK002CPP 29/05/2007 06:16
A Socially Responsible Integration Plan
A Socially Responsible Integration Plan
• Planned reduction of 2.6% p.a. on the combined FTE base
• On total Banking FTE base NL, projected reduction of 7%
p.a. vs. an historic natural turnover at Fortis Bank NL of 9%
• Fortis overall will remain an active recruiter in order to support its growth plans, enhancing opportunities for
employees (Fortis: 6,300 hires in ’05 and 9,300 in ‘06)
• Select best candidate for each position based on merit and competencies
• Close involvement of social partners to realise integration
• Central Employment office:
– Manage career transition of any individual displaced as
a result of the integration
– In accordance with existing contractual agreements
– Find alternative employment in a cohesive and efficient
way between consortium members
FTE
81,781
75,338
100%
92.2%
2008 2009 2010 2007
ABN AMRO
FTE
Combined
81,781
Fortis
NL
12,382
NL
29, 268
NL
22,713
NL 5,827
ROW 616
ROW:
46,070
ROW
2,182
ROW
44,504
NL
35,095
ROW
46,686
56,886
75,338
Total: 6,443
Retail
Banking
IT &
Operations
Asset
Management
Private
Banking
Commercial
Banking
Overhead
FTE Synergies 6,443
FTE Synergies per Business

Slide 29
UK002CPP 29/05/2007 04:19
A Strong Commitment to Dutch Stakeholders
•
A Dutch bank with a unique
presence in the Benelux and
the third largest network in the
Netherlands
•
Capitalise on strong ABN
AMRO quality of service and
brand
•
Extended product and service
offering to provide greater
choice for customers
•
Competitive pricing through
efficiency synergies
•
Smooth transition of assets will
leave customers unaffected
•
Benelux leader, able to attract
and nurture talent
•
One of the largest Dutch
employers
•
Development opportunities
outside of home markets
•
Extensive training programs
for all staff categories
•
Professional environment
stimulating entrepreneurship
and leadership
•
International and multi-cultural
organisation
•
Deeply rooted in Dutch
community since 18th century
•
Key Benelux and Dutch
growth engine contributing to
economic development
•
Dedicated attention on specific
needs of all layers of society
with social responsibility
initiatives (e.g. Foundations)
•
Sustainable development as
part of company’s DNA
•
One of the largest tax payers
in the Netherlands
Community
Strong commitment to value creation, benefiting from its unrivalled Benelux presence
Customers Employees

Slide 30 UK002CPP 29/05/2007 04:19

Slide 31
UK002CPP 29/05/2007 04:19
Acquisition of ABN AMRO Businesses
Strengthen Platform for Growth Outside UK
Group Operating Profit 2006
RBS
RBS + ABN AMRO Businesses
+ Full Transaction Benefits
RBS estimates, based on ABN AMRO Business Units
as reported for 2006
Asia-Pacific 1%
UK 58%
Europe 15%
US 26%
Asia-Pacific 4%
UK 46%
Europe 16%
US 34%
•
Complementary and overlapping
businesses
– RBS Global Banking & Markets +
ABN AMRO Global Wholesale
Businesses
– Citizens + LaSalle
– RBS + ABN AMRO International
Retail Businesses
•
Accelerate delivery of existing RBS
objectives for growth
– Achieve global reach in corporate
and institutional banking
– Develop strong position with US
mid-corporates and commercials
– Expand presence and activities in
Asia-Pacific
Create Stronger Businesses

Slide 32
UK002CPP 29/05/2007 04:19
RBS Global Banking & Markets +
ABN AMRO Global Wholesale Businesses
Large corporate and institutional bank with a
global footprint
Broad Customer Franchise
but Thinly Spread
• Branches in more than 50 countries
• #4 corporate and institutional client
footprint in Continental Europe, #5 in Asia
(ex Japan)
• Extensive mid-corporate franchise
Broad Product Range
• Global payments, trade finance and cash
management platform
• #17 underwriter of bonds and loans
globally
• Presence in fast-growing areas
e.g. emerging markets, equity derivatives
RBS Global Banking & Markets
Leading corporate and institutional bank with
global product strengths
Deep Customer Relationships
but Limited Local Presence
• Deep relationships with largest corporates
and financial institutions
• Strong record as facilitator of major
transactions
• Branches in 16 countries
Product Leadership
• Global leader in financing and risk
management products
• #6 underwriter of bonds and loans globally
• Global leader in securitisation, structured
and leveraged finance, FX and rates
ABN AMRO Global Wholesale Businesses

Slide 33
UK002CPP 29/05/2007 09:51
RBS Global Banking & Markets +
ABN AMRO Global Wholesale Businesses
Diversification by Geography
GBM + ABN AMRO 2006 Income
US 20% UK 40%
Asia-Pacific 10%
Latin America 2%
Europe 28%
RBS estimates, based on ABN AMRO Business Units
as reported for 2006
Source: Dealogic, Thomson Financial, Euromoney polls
Ranking                               RBS    ABN RBS+ABN
AMRO     AMRO
RBS Strengths
Global All Bonds + Loans 6 17 3
Foreign Exchange 4 12 3
Global Securitisations 2 18 1
European Lev Loans 2 16 1
Global Project Finance 1 5 1
EMEA Syndicated Loans 1 9 1
ABN AMRO Strengths
Euro Denominated Bonds 8 4 1
Int’l Covered Bonds 18 1 1
Emg Mkts Synd Credits 31 2 2
Int’l Cash Management 28 6 5
RBS + ABN AMRO Strengths
All International Bonds 8 10 1
Asia-Pacific Synd Loans 13 15 5
US Syndicated Loans 8 18 7
Relationships with Large Corporates and Financial
Institutions
Ranking                              GBM       ABN      GBM+
AMRO ABN AMRO
UK 1 8 1
Continental Europe 10 4 1
US 15 7 5
Asia-Pacific (ex Japan) n/a 5 5
Source: RBS estimates
Complementary Product Strengths
Large Customer Franchise

Slide 34
UK002CPP 29/05/2007 09:49
RBS Global Banking & Markets +
ABN AMRO Global Wholesale Businesses
Estimated Transaction Benefits
Estimated Contribution to No of
Profit Before Tax in 2010 Initiatives
€m
Net revenue benefits 742 30
Cost savings 1,300 58
€m IFRS GBM Global
Wholesale
Total income 10,014 5,861
Expenses 4,329
(1)
5,233
Impairment losses 125 (2)
Profit before tax 5,560 630
Cost:income ratio 40%
(2)
89%
(1) Including allocation of Manufacturing costs
(2) Cost:income ratio net of operating lease depreciation
RBS estimates, based on ABN AMRO Business Units as reported
for 2006
• Apply RBS’s management model to ABN
AMRO’s customer franchise
– GBM income per customer 1.7x ABN
AMRO
– GBM income per front office employee
2.6x ABN AMRO
• Leverage GBM product strengths and ABN
AMRO global customer franchise
• Eliminate duplication in IT and support
functions
2006 Profit & Loss Account
Business Plan

Slide 35
UK002CPP 29/05/2007 09:51
Citizens + LaSalle
•
Commercial and retail bank,
headquartered in Chicago
•
Focus on commercial banking
– #8 commercial lender nationally
– Leading cash management proposition
•
National commercial businesses
e.g. asset-based lending, leasing
•
Large retail franchise, mainly in Michigan
and Illinois
– Ranked #1 in Michigan
– Ranked #2 in Illinois
– Wealth management capabilities
•
At 31 December 2006, assets $125 billion,
deposits $62 billion
Citizens
•
Retail and commercial bank,
headquartered in Providence
•
Focus on retail banking
– #10 deposits nationally
– Strong customer service culture
•
National retail businesses
e.g. auto finance, home equity
•
Large retail franchise in New England,
Mid-Atlantic, Midwest
– Ranked #2 in New England
– Ranked #3 in Pennsylvania
– Presence in Ohio, Illinois, Michigan, Indiana
•
At 31 December 2006, assets $161 billion,
deposits $100 billion
LaSalle Bank

Slide 36
UK002CPP 29/05/2007 06:17
Citizens + LaSalle
Rhode Island
Pennsylvania
Delaware
New Jersey
New Hampshire
Massachusetts
Connecticut
Michigan
Indiana
Illinois
Vermont
New York
Ohio
Citizens + LaSalle overlap
Citizens
Loans $bn Citizens           LaSalle              Citizens
at Dec 06 +LaSalle
Retail 75.6 71% 17.2 27% 92.8 54%
Commercial 29.3 28% 46.9 72% 76.2 45%
Other 1.1 1% 0.7 1% 1.8 1%
Total 106.0 100% 64.8 100% 170.8100%
Top 10 Across Range of Products
Ranking             Citizens  LaSalle Citizens
+LaSalle
Distribution
Branches 8 25 7
Supermarket
branches 2 n/a 2
ATMs 9 16 8
Retail
Deposits 10 18 6
Secured
personal loans 7 n/a 7
Credit cards 9 n/a 9
Commercial
Commercial
lending 14 8 6
Leasing 8 14 5
Merchant
acquiring 10 n/a 10
Complementary Businesses
Excellent Geographic Fit

Slide 37
UK002CPP 29/05/2007 05:20
Citizens + LaSalle
$m US GAAP Citizens LaSalle
Total income 5,974 4,041
Expenses 3,074 2,665
Impairment losses 331 148
Profit before tax 2,569 1,228
Cost:income ratio 51% 66%
Citizens and LaSalle US GAAP published results
• Leverage LaSalle commercial banking
proposition in Citizens footprint
• Leverage Citizens retail banking products
and sales and service management
processes in LaSalle network
• Integrate to a single platform
– Citizens retail
– LaSalle commercial
2006 Profit & Loss Account Business Plan
Estimated Transaction Benefits
Estimated Contribution to No of
Profit Before Tax in 2010 Initiatives
€m
Net revenue benefits 231 24
Sale of securities (120)
Cost savings 709 32

Slide 38
UK002CPP 29/05/2007 09:52
RBS + ABN AMRO International Retail Businesses
Asia, Middle East and Europe
€m IFRS RBS ABN
AMRO
Total income 553 607
Expenses 336 365
Impairment losses 47 154
Profit before tax 170 88
Cost/Income 61% 60%
Manufacturing expenses are not allocated below Retail Markets – Retail
RBS estimates, based on ABN AMRO Business Units as reported for 06
• No transaction benefits estimated at this stage
Retail Branches
China (11) Indonesia (10) UAE (17)
Taiwan (8) Malaysia (4) Kazakhstan (10)
Hong Kong (4) India (27) Romania (20)
Singapore (7) Pakistan (12) Spain (internet)
Principal Activities
Asia: Affluent banking (Van Gogh)
Retail banking, credit cards
Europe: Consumer finance
3.5 million customers
RBS
Retail Activities in
Hong Kong Switzerland Austria
Singapore Germany Belgium
China Netherlands
Principal Activities
Asia: Private banking (Coutts)
Partnership BOC in credit cards, private banking
Europe: Consumer finance, private banking
3.8 million customers
2006 Profit & Loss Account
ABN AMRO
Estimated Transaction Benefits

Slide 39
UK002CPP 29/05/2007 09:51
Total Transaction Benefits €2,944m
Revenue synergies Cost synergies
Amount (€m) Total (€m)
Rationale
Cost Savings
De-duplication of IT systems and support
De-duplication of functional support
Efficiency savings in procurement and property
Elimination of front office overlaps
Revenue Benefits
Deepen ABN AMRO customer relationships using GBM
management model and product strengths
Extend GBM relationships using ABN AMRO global
network and transactional banking capabilities
Global
Wholesale
Businesses
Citizens
+ LaSalle
Total
inc Shared
Assets
Cost Savings
Integration onto single technology/operations platform
De-duplication of functional support
Efficiency savings in procurement and property
De-duplication of branch overlaps in Midwest
Revenue Benefits
Extend LaSalle commercial banking to Citizens footprint
Enhance LaSalle retail proposition with Citizens products
and customer service model
2,091 853
709 111
1,300 742
2,944
820
2,042
RBS share of central cost savings €82m
No transaction benefits estimated in International Retail

Slide 40
UK002CPP 29/05/2007 09:53
Transaction Financials
• Consideration for ABN AMRO Businesses €27.2bn (£18.5bn)
• 7.8 times consensus 2007 earnings + post-tax benefits in 2010
• Financing 54% equity, 46% preference shares and cash
• Core Tier 1 ratio of 4.6% and Tier 1 ratio of 7.2% after anticipated completion (expected end 2007)
• Forecast internal rate of return 16.2%
• Expected return on investment 13.5% in 2010
• Expected impact on Group earnings per share:
0.9% in 2009, 7.3% in 2010
Consideration and 2007 P/E are based on undiluted number of shares, as set out in Appendix IV of Overview of Proposed Offer
All other financial metrics are on a fully diluted basis
Consensus earnings for 2007 based on brokers’ notes that included Business Unit forecasts for ABN AMRO
On a proforma proportional consolidated basis Core Tier 1 ratio of 4.25% and Tier 1 ratio of 7.1%
Return on investment defined as profit after tax plus post-tax transaction benefits over consideration plus post-tax integration costs

Slide 41 UK002CPP 29/05/2007 04:19

Slide 42
UK002CPP 29/05/2007 05:51
Acquisition of ABN AMRO Businesses
• Two attractive markets, which we know
well: Brazil and Italy
• In which we can generate value
– Improve efficiency
– Create stronger units
– Grow the business
• With low execution risk… we have done
this before
– Experience in integrating banks in Latin
America (Brazil, Mexico, Chile)
– Experience in cross-border deals in
Europe (Totta, Abbey)
Note: All data on this slide is pro-forma, based on FY 2006 public information
2006 figures for Interbank and DMC Consumer Finance are estimated
(1) Total includes Interbank and DMC Consumer Finance
ABN AMRO Businesses
2006 (€m)             ABN         ATV                        Total
LatAm Italy SAN Combined
(1)
Total income 3,738 2,182 22,615 28,789
Expenses (2,207) (1,131) (11,176) (14,704)
Provisions (722) (336) (2,467) (3,554)
Pre-tax Profit 809 715 8,776 10,336
1. Create Stronger Businesses
• EPS accretive at Group level from year 1:
+1% in 2008; +4% in 2009; +5% in 2010
• ROI will exceed our cost of equity by year
2: ROI above 10.5% in ’09; above
12.5% in ’10
2. The Deal Meets our Financial Targets

Slide 43
UK002CPP 29/05/2007 06:52
Brazil: the Deal Would Enhance our Growth Opportunities
• A step-up in terms of scale: #2 bank by total deposits, #3 bank by branch network and loans
• Excellent fit with our existing businesses
– Geographical fit: strong positions in regions in which Banespa has been traditionally underrepresented
– Product fit: stronger in mass market, small businesses, while Banespa is stronger in affluent segments and business banking
• Value creation potential through in-market synergies
– Integration of head offices, central functions; migration to common IT platform; optimisation of distribution networks
– Low execution risk due to Santander’s execution experience
• In summary: the resulting bank will have similar infrastructure and market penetration as
Bradesco and Itaú. The announced synergies are expected to bring the combined entity closer to the profit generation capacity of these two banks

Slide 44
UK002CPP 29/05/2007 04:19
Creation of a Leading Brazilian Bank…
1,091
934 940
538
780
967
855
458
316
360
898
3,969
3,008
2,150
2,603
1,059
1,822
1,056
1,236
5,205
4,064
3,972
3,383
2,026
1,946
1,392
1,.256
BB Bradesco ABN+SAN ITAU SAN ABN Real HSBC Unibanco N. Caixa
Branches PAB
The step-up in size translates into economies of scale, stronger commercial muscle and an advantage in distribution-intensive businesses
20%
14%
13%
11%
7% 7%
6%
4%
1%
BB BradescoABN+SAN ITAU ABN Real Unibanco SAN HSBC N. Caixa
Loans Market Share 2006
Plus #2 in deposits and #4 in revenues
Branches & PABs 2006

Slide 45
UK002CPP 29/05/2007 04:19
… with an Excellent Geographical, Product and Client Fit
% of
National
GDP
Market
Share
SAN
Market
Share
ABN
Combined
Market
Share
São Paulo 34% 13% 7% 20%
Rio de Janeiro 13% 3% 10% 13%
Minas Gerais 10% 2% 7% 9%
Rio Grande do Sul 8% 8% 2% 11%
Subtotal – “Top 4” 64% 9% 7% 16%
Brazil – Total 100% 6% 6% 12%
ABN Real: stronger in mass market + small
companies
Mortgages
3%
SMEs
7%
Corporates
32%
Consumer
Lending &
Cards
34%
Large
Corporates
24%
Mortgages
4%
SMEs
25%
Corporates
19%
Consumer
Lending &
Cards
44%
Large
Corporates
8%
SAN Banespa: stronger in the affluent
segments + corporate banking
The combination creates a powerhouse in the core region of Brazil with a more balanced profile
Excellent Product Fit and Enhanced
Client Base
Excellent Geographical Fit of
Both Distribution Networks

Slide 46
UK002CPP 29/05/2007 04:20
Clear Integration Plan Leading to €810m of Synergies with
Low Execution Risk…
Banco Geral do
Comercio
Banespa
Banco Noroeste
CF Meridional
1997
1998
2000
2000
1.
2.
3.
4.
5.
Improve standalone efficiency: €305m
For example, the level of non personnel expenses
to customer volumes is very high in Real
IT migration: €150m
Common platform implementation
Integration of operations: €40m
Back office and IT services
Head office integration: €70m
Integration of global businesses and support
functions
Full merger / network optimisation: €135m
Single commercial organization; reassign branches
Five Sources of Value and
a Clear Integration Timeframe
Overall, we expect €700m in cost synergies and €110m in revenue synergies by 2010
Track Record in Brazil
We are ready to integrate Real: in
Brazil, we now have a single, multi-
bank and scaleable IT platform

Slide 47
UK002CPP 29/05/2007 06:01
Antonveneta: an Attractive Platform with Significant
Growth Potential
•
Very attractive market
– Attractive returns
– Underdeveloped in some areas (mortgages, consumer lending)
– Potential to improve operational efficiency
•
A market we know well (partnership with SPIMI, consumer finance, private banking)
•
Antonveneta: a high quality
franchise with significant potential
– Top 10 bank in Italy; top 6 bank in the North by branch network
– Strong customer franchise; critical mass in core regions
– A great platform from which to grow organically
•
Significant value can be added to Antonveneta through the implementation of our IT platform and our retail banking model

2
66
1
112
291
44
100
12
21
35
1
7
89
2
27
72
2
28
96

Slide 48
UK002CPP 29/05/2007 04:20
0 1,000 2,000 3,000 4,000 5,000 6,000
BNL
ATV
MPS
BPER-BPM Pro forma
UBI Banca
Banco Popolare
UCI-Capitalia Pro forma
Intesa SanPaolo
North Center-South
An Attractive Franchise in One of the Wealthiest Regions
of Italy
Strong regional positions…
…and an excellent platform from
which to grow organically
(Number of
branches)

Slide 49
UK002CPP 29/05/2007 04:20
Opportunity for Efficiency and Commercial Performance
Improvement
•
Lending to households
– Mortgages
– Consumer lending
•
Mutual funds
•
Cards
•
Insurance
•
Mutual funds
•
Private clients
•
Consumer lending
•
Best practices / cost discipline: Antonveneta general costs well above SAN standards
•
Migrate Antonveneta to SAN proprietary IT system (Partenon)
•
Synergies with Group / global units (e.g., software development)
•
Santander has substantial experience in branch expansion…
without losing control of the cost base
Potential to expand its
franchise
Overall, we expect €150m in cost synergies and €60m in revenue synergies by 2010
Cost Synergies
Improve commercial
performance in areas in
which ATV is “punching
below its weight”
Potential to leverage
Santander’s global units

Slide 50
UK002CPP 29/05/2007 06:03
Total Pre-Tax Synergies of €1,030m
Brazil
Italy
Consumer
Finance
Total
79%
20%
1%
100%
•
In-market synergies
•
Integration of back office structures, migration to
common IT platform
•
Optimisation of distribution networks
•
Synergies: 32% of 06 proforma costs, 3% of revenues
•
Apply Santander retail banking model
•
Implementation of Partenon IT system
•
Take full advantage of growth opportunities
(mortgages, cons. finance)
•
Synergies: 13% of 06 proforma costs, 3% of
revenues
•
Integration into the Santander Consumer structure
•
Focus on franchise growth
•
Synergies: 11% of 06 proforma costs (estimated)
and 6% of revenues
855
700
175
150
110
5
5
60
Amount (€m) % of Total
Rationale
Revenue synergies
Cost synergies
810
210
10
1,030

Slide 51
UK002CPP 29/05/2007 04:20
(€m)
Value
Allocation
Cost
Synergies
Revenue
Synergies
Expected
2010 ROI
Total 19,855
Of which Stake in Shared Assets 1,005
(1)
n/a
Total Acquired Businesses 18,850 855 175 >12.5%
(2)
LatAm 12,000 700 110 >13.5%
Antonveneta
6,640
150 60 >10.5%
(2)
Interbank and DMC Consumer
Finance
210 5 5 >12.0%
The deal meets our financial criteria:
EPS accretion + ROI > cost of capital by year 3
EPS impact: +1% in 2008; + 4% in 2009; + 5% in 2010
EPS impact assumes funding of 51% through internal capital generation (leverage
+ disposals), 49% through rights issue and mandatory convertible
(1) Assumes total value of shared assets: €3.6bn
(2) (Valuation + NPV of intangible amortisation) / net income

Slide 52
UK002CPP 29/05/2007 06:03
Transaction Financials
• Consideration for ABN AMRO Businesses €18.8bn (excluding the value of shared businesses)
• < 16 times consensus 2007 earnings for ABN AMRO Businesses
(1)
• < 10 times consensus 2007 earnings + full post-tax benefits
(2)
• Financing: 51% balance sheet optimisation (including asset sales), 49% rights issue + mandatory convertible
• Core Tier 1 ratio of 5.3% after anticipated completion (expected end 2007)
• Estimated Return on Investment above 10.5% in 2009; above 12.5% in 2010
(3)
• Estimated Accretion to Group earnings 5% in 2010, with full synergies
(1) Value of ABN Businesses / consensus 2007 cash earnings (excluding amortisation of intangibles). Assumes Interbank and DMC Consumer Finance net profit: €15m
(2) Value of ABN Businesses / consensus 2007 cash earnings (excluding amortisation of intangibles) + full after tax synergies
(3) Expected 2010 earnings (including synergies) divided by consideration of ABN AMRO Businesses plus NPV of amortisation of Antonveneta acquired intangibles

Slide 53 UK002CPP 29/05/2007 04:20 Appendices

FORTIS

RBS
The Royal Bank of Scotland Group

Santander

Slide 54
UK002CPP 29/05/2007 04:20
Expected Transaction Benefits: Cost Savings
Cost Savings €m
Fortis RBS Santander
Shared
Assets Total
Global Retail and
Commercial Banking
845 - 855 - 1,700
    Of which Benelux
845
(1)
- 5 - 850
    Of which Brazil
- - 700 - 700
    Of which Italy
- - 150 - 150
Global Banking and
Markets
1,300 - - 1,300
Private Banking and
Asset Mgt
305 - - - 305
Group Head Office
- - - 214 214
Total excluding
LaSalle
1,150 1,300 855 214 3,519
LaSalle
709 - - 709
Total 1,150 2,009 855 214 4,228
(1) IT & Operations and Overhead cost synergies fully allocated to Benelux although some synergies will be coming from Asset Management and Private Banking operations

FORTIS

RBS
The Royal Bank of Scotland Group

Santander

Slide 55
UK002CPP 29/05/2007 04:20
Expected Transaction Benefits: Revenue Benefits
Net Revenue
Benefits €m
Fortis RBS Santander
Shared
Assets Total
Global Retail and
Commercial Banking
129 - 175 - 304
   Of which Benelux
129
(1)
- 5 - 134
   Of which  Brazil
- - 110 - 110
   Of which  Italy
- - 60 - 60
Global Banking and
Markets
- 742 - - 742
Private Banking and
Asset Mgt
58 - - - 58
Total excluding
LaSalle
187 742 175 - 1,104
LaSalle
- 111 - - 111
Total 187 853 175 - 1,215
(1) Overhead revenue benefits fully allocated to Benelux although some synergies will be coming from Asset Management and Private
Banking operations

Slide 56 UK002CPP 29/05/2007 04:20

Enclosure No. 2